Exhibit 3.5

COMPOSITE

CERTIFICATE OF INCORPORATION

OF

GREAT LAKES DREDGE & DOCK ENVIRONMENTAL, INC.

A DELAWARE CORPORATION

(as of September 8, 2011)

FIRST.     The name of the Corporation is GREAT LAKES DREDGE & DOCK ENVIRONMENTAL, INC. (hereinafter, the “Corporation”).

SECOND.    The address of the Corporation’s registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

THIRD.     The nature of the business of or purpose to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “General Corporation Law”).

FOURTH.    The total number of shares of stock which the Corporation shall have authority to issue is 1000 shares. All of such shares are Common Stock, par value $0.01 per share.

FIFTH.    The name and mailing address of the sole incorporator is:

Name:	Mailing Address:
Renee D. Marr	Winston & Strawn
35 West Wacker Drive
Chicago, Illinois 60601

SIXTH.     In furtherance and not in limitation of the powers conferred by statute, the board of directors of the Corporation is expressly authorized to adopt, amend or repeal the By-Laws of the Corporation. Election of directors need not be by written ballot unless the By-Laws so provide.

SEVENTH.    To the fullest extent permitted by the General Corporation Law as the same exists or may hereafter be amended, a director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. Any repeal or modification of this SEVENTH Article shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.